UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20588

NEWMONT YANDAL OPERATIONS PTY. LTD.
(in Administration)
(f/k/a Newmont Yandal Operations Limited)
(Exact name of registrant as specified in its charter)

100 Hutt Street, Adelaide, South Australia, 5000, Australia
011-61-8-8303-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8 7/8% Senior Notes due April 2008
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [X](*)

(*) Newmont Yandal Operations Pty. Ltd.’s (the "Company") reporting obligations were statutorily suspended under Section 15(d) because it had fewer than 300 security holders of record at the beginning of its fiscal year. The Company continued to file reports on a voluntary basis pursuant to an indenture that no longer requires such filings.

Approximate number of holders of record as of the certification or notice date: fewer than 5

Pursuant to the requirements of the Securities Exchange Act of 1934, Newmont Yandal Operations Pty. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 21, 2003	NEWMONT YANDAL OPERATIONS PTY. LTD. (ABN 30 007 066 766)
	By:	/s/ John A.S. Dow John A.S. Dow Chairman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.